ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2011 and 2010 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, the related MD&A and the Company’s most recent Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”). It should be noted that the audited consolidated financial statements for the year ended December 31, 2010 was prepared in accordance with Canadian generally accepted account principles (“CAD GAAP”), the reconciliation of which can be found beginning on page 19 of this MD&A. All financial information in this MD&A related to 2011 and 2010 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Operating Performance	Page 3

3	Consolidated Financial Results	Page 10

4	Liquidity and Capital Resources	Page 13

5	Annual Outlook	Page 17

6	Changes in Accounting Policies and Critical Accounting Estimates	Page 18

7	Controls and Procedures	Page 19

8	International Financial Reporting Standards	Page 19

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE

Q1, 2011 Financial Highlights (compared to Q1 2010)

  Adjusted earnings increased to $14.5 million ($0.16 per share) compared to $1.1 million ($0.03 per share)
  Net earnings decreased to $0.5 million ($0.01 per share - diluted) compared to $6.7 million ($0.03 per share – diluted)
  Operating cash-flow jumped 473% to $14.6 million
  Mine operating cash-flow rose 170% to $24.5 million
  Revenues climbed 94% to $35.4 million
  Realized silver price up 96% to $33.18 per ounce sold, realized gold price up 28% to $1,413 per ounce sold
  Cash costs declined 35% to $4 .94 per oz silver payable (net of gold credits)
  Working capital rose 189% to $121.5 million, cash and short term investments totalled $101.5 million

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Q1, 2011 Production Highlights (compared to Q1 2010)

  Silver production climbed 17% to 900,133 oz
  Gold production increased 33% to 5,008 oz
  Silver-equivalent production rose 20% to 1.1 million oz (40:1 silver:gold ratio and no base metals)

Consolidated Production Results

Q1, 2011 compared to Q1, 2010

Silver production for Q1, 2011 was 900,133 ounces (oz), an increase of 17% compared to 766,210 ounces for Q1, 2010 and gold production was 5,008 oz, an increase of 33% compared to 3,775 oz. Plant throughput was 141,942 tonnes at average grades of 263 grams per tonne (gpt) of silver and 1.36 gpt of gold as compared to 112,963 tonnes at average grades of 270 gpt of silver and 1.34 gpt of gold. The increased silver and gold production is attributable to a 26% increase in throughput, while silver grades and recoveries were down slightly and gold grades and recoveries were up slightly.

Guanacevi Mines Production Results

Q1, 2011 compared to Q1, 2010

Silver production for Q1, 2011 was 663,202 oz, an increase of 15% compared to 574,796 oz in Q1, 2010 and gold production was 1,750 oz, an increase of 37% compared to 1,277 oz. Plant throughput was 91,104 tonnes at average grades of 307 gpt silver and 0.70 gpt gold, as compared to 69,522 tonnes at average grades of 333 gpt silver and 0.74 gpt gold in 2010. The increased silver and gold production is attributable to the 31% increase in throughput, while silver grades and recoveries were both lower and gold recoveries were higher offsetting lower gold grades.

The lower silver and gold grades are the result of mining lower grade ores, the lower silver recoveries are related to the processing of Porvenir Dos ores, and the higher gold recoveries are related to the processing of Porvenir North ores.

Guanajuato Mines Production Results

Q1, 2011 compared to Q1, 2010

Silver production for Q1, 2011 was 236,931 ounces, an increase of 24% compared to 191,414 oz in Q1, 2010 and gold production was 3,258 oz, an increase of 30% compared to 2,498 oz. Plant throughput was 50,838 tonnes at average grades of 184 gpt silver and 2.53 gpt gold as compared to 43,441 tonnes at average grades of 168 gpt silver and 2.29 gpt gold. The increased silver and gold production is attributable to a 17% increase in throughput, and 10% higher ore grades. The higher throughput is a result of increased availability of developed stopes from the 2010 mine development program.

The higher silver and gold grades are the result of mining higher grade ores in the Lucero vein.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Comparative Table of Consolidated Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.94	79.30
Q2, 2011
Q3, 2011
Q4, 2011
YTD 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.94	79.31
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14

Q1, 2011 : Q1, 2010	26%	-2%	1%	17%	33%	-4%	3%	-26%	0%

Q1, 2011 : Q4, 2010	-1%	-2%	-1%	0%	3%	3%	6%	-3%	-2%

YTD 2011 : YTD 2010	26%	-2%	1%	17%	33%	-4%	3%	-26%	0%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Comparative Table of Guanacevi Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	9.04	89.11
Q2, 2011
Q3, 2011
Q4, 2011
YTD 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	9.04	89.11
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	8.35	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	10.02	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.97	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	6.95	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3	84.3	8.44	89.80

Q1, 2011 : Q1, 2010	31%	-8%	-5%	15%	37%	-4%	11%	6%	1%

Q1, 2011 : Q4, 2010	-1%	0%	8%	0%	9%	1%	2%	1%	5%

YTD 2011: YTD 2010	31%	-8%	-5%	15%	37%	-4%	11%	6%	1%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Comparative Table of Guanajuato Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(7.49)	61.72
Q2, 2011
Q3, 2011
Q4, 2011
YTD 2010	50,838	184	2.53	236,931	3,258	78.8	78.8	(7.49)	61.72
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71

Q1, 2011 : Q1, 2010	17%	10%	10%	24%	30%	-3%	-1%	-709%	-6%

Q1, 2011 : Q4, 2010	-2%	-6%	-5%	3%	0%	11%	7%	24%	-17%

YTD 2011 : YTD 2010	17%	10%	10%	24%	30%	-3%	-1%	-709%	-6%

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories costs, changes in the fair market value gold inventories and gold credits. In prior periods, the Company used cash operating costs as a unit of measure which excluded royalty costs from the cash cost calculation.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$10,359				$10,359
Royalties	$445				$445
Add/(Subtract):
Change in Finished Goods Inventories	$453				$453
Direct Costs	$11,257	$-	$-	$-	$11,257
Add/(Subtract):
Change in By-Product Inventories	$(866)				$(866)
By-Product gold sales	$(6,271)				$(6,271)
Cash Costs	$4,120	$-	$-	$-	$4,120
Throughput tonnes	141,942				141,942
Ozs Produced	900,133				900,133
Ozs Payable	833,284				833,284
Direct Cost per Tonne US$	$79.31				$79.31
Cash Cost Per Oz US$ *	$4.94				$4.94

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Production Costs	$7,588				$7,588
Royalties	$445				$445
Add/(Subtract):
Change in Inventories	$85				$85
Direct Costs	$8,118	$-	$-	$-	$8,118
Add/(Subtract):
Change in By-Product Inventories	$(139)				$(139)
By-Product gold sales	$(2,314)				$(2,314)
Cash Costs	$5,665	$-	$-	$-	$5,665
Throughput tonnes	91,104				91,104
Ozs Produced	663,202				663,202
Ozs Payable	626,870				626,870
Direct Cost per Tonne US$	$89.11				$89.11
Cash Cost Per Oz US$ *	$9.04				$9.04

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Cost of Sales	$2,771				$2,771
Add/(Subtract):
Change in Inventories	$368				$368
Direct Costs	$3,139	$-	$-	$-	$3,139
Add/(Subtract):
Change in By-Product Inventories	$(727)				$(727)
By-Product gold sales	$(3,957)				$(3,957)
Cash Costs	$(1,545)	$-	$-	$-	$(1,545)
Throughput tonnes	50,838				50,838
Ozs Produced	236,931				236,931
Ozs Payable	206,414				206,414
Direct Cost per Tonne US$	$61.75				$61.75
Cash Cost Per Oz US$ *	$(7.48)				$(7.48)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	$(2.14)	$(6.02)	$(1.33)	$(1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Exploration Results

The Company commenced an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program in January to test multiple exploration targets within three mining districts plus any new properties acquired during the year.

In the San Pedro area of the Guanacevi district, 18 holes were drilled testing various high grade veins totalling 3,600 meters. At Guanajuato, 22 holes totalling 6,700 meters were drilled targeting the new veins discovered near the Lucero South mine. Both these drill programs are ongoing and initial results should be available in the Second Quarter, 2011.

In addition, drilling got underway at the new Belen property in the district of Guanajuato, and permitting was completed on the San Sebastian properties allowing the drill program to commence in early Second Quarter, 2011.

Endeavour also released its 2010 year-end reserve and resource estimates during the 1st quarter. Although silver and gold reserves declined due the Company beating its production targets last year and mine development falling behind schedule, silver and gold resources were both up substantially as a result of Endeavour’s successful exploration programs in 2010. Of particular note was the near doubling of resource tonnages for the Parral project in Chihuahua.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Period ended March 31, 2011 compared with the period ended March 31, 2010

For the period ended March 31, 2011, the Company’s Mine Operating Earnings were $20.6 million (2010: $5.9 million) on Sales of $35.4 million (2010: $18.3 million) with Cost of Sales of $14.8 million (2010: $12.4 million).

Operating Earnings were $17.2 million (2010: $3.2 million) after Exploration costs of $1.1 million (2010: $0.9 million) and General and Administrative costs of $2.2 million (2010: $1.7 million).

Earnings Before Taxes were $5.1 million (2010: $8.4 million) after Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 12) of $14.0 million (2010: Gain of $5.6 million), Foreign Exchange Gain of $1.7 million (2010: $0.6 million) and Investment and Other Income of $0.2 million (2010: $0.1 million). In 2010, the Company also had $1.1 million Finance Costs related to convertible debentures held at the time. The Company realized Net Earnings for the period of $0.5 million (2010: $6.7 million) after an Income Tax Provision of $4.7 million (2010: $1.7 million).

Sales of $35.4 million for the period represent a 94% increase over the $18.3 million for the same period in 2010 due to increased production as well as increased realized silver and gold prices during the year. During the period, the Company sold 876,355 oz silver and 4,439 oz gold, for realized prices of $33.18 and $1,413 per oz respectively as compared to sales of 787,651 oz silver and 4,454 oz gold for realized prices of $16.93 and $1,105 per oz respectively in the same period of 2010.

The realized prices of $33.18 per oz for silver and $1,413 per oz for gold are 4% and 2% higher than the average 2011 spot prices of $31.86 per oz and $1,386 per oz respectively due to Endeavour’s sales strategy. The Company also accumulated 141,875 oz silver and 1,461 oz gold finished goods at March 31, 2011 as compared to 136,311 oz silver and 957 oz gold at December 31, 2010. The cost allocated to these Finished Goods is $3.0 million compared to $2.4 million at December 31, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Cost of Sales for the period was $14.8 million, an increase of 20% over the Cost of Sales of $12.4 million for the same period of 2010. The 20% increase in the cost of sales is primarily a result of the Company’s rising production, as ounces of silver sold increased 17%, while the Company experienced added cost pressures related to increased labour, pumping and power costs at Guanacevi as the North Porvenir mine continues to depth.

Exploration expenses increased to $1.1 million from $0.9 million in 2010 reflecting management’s decision to increase exploration activities in 2011. General and Administrative expenses increased by 28% to $2.3 million for the period as compared to $1.7 million in 2010 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as higher labour costs for corporate staff.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 12) of $14.0 million, while the same period in 2010 had a Mark to Market Gain on Derivative Liabilities for $5.6 million. The loss is a reflection of the Company’s share price rising from $7.30 at December 31, 2010 to $9.50 at period-end.

The Company experienced a Foreign Exchange Gain of $1.7 million as compared to $0.6 million for the same period in 2010. The $1.7 million gain is primarily due to the strengthening of the Canadian Dollar against the US Dollar resulting in higher valuations on the Canadian Dollar cash accounts.

The increase in Investment and Other income is a reflection of the Company carrying higher cash and short term investments balances earning low risk yield. There was an Income Tax Provision of $4.7 million as compared to $1.7 million for 2010. The change in the income tax provision is due to the increased profitability of the Company’s Mexican subsidiaries.

Summary of Quarterly Results

	International Financial Reporting Standards					Canadian GAAP
	Dec 31, 2011	Dec. 31, 2010				Dec. 31, 2009
(in US$000s except per share amounts)	Period End	Period End				Period End

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Total revenues	$35,352	$28,475	$20,091	$19,692	$18,252	$24,250	$9,796	$8,236

Direct costs	10,359	10,901	10,711	9,752	8,938	11,439	6,516	5,640
Royalties	445	322	147	515	228
Mine operating cash flow	$24,548	$17,252	$9,233	$9,425	$9,086	$12,811	$3,280	$2,596

Stock-based compensation	35	201	173	265	55
Amortization and depletion	3,943	5,016	3,853	2,905	3,139	4,563	1,997	2,414
Mine operating earnings / (loss)	$20,570	$12,035	$5,207	$6,255	$5,892	$8,248	$1,283	$182

Net earnings (loss):	$485	$(14,683)	$(9,573)	$(3,208)	$6,722	$3,133	$(1,487)	$(1,832)
Loss (gain) on derivative liabilities	13,965	14,155	11,803	1,761	(5,607)	-	-	-
Adjusted net earnings (loss)	$14,450	$(528)	$2,230	$(1,447)	$1,115	$3,133	$(1,487)	$(1,832)

(i) Basic earnings per share	$0.01	$(0.20)	$(0.15)	$(0.05)	$0.11	$0.06	$(0.03)	$(0.04)
(ii) Diluted earnings per share	$0.01	$(0.20)	$(0.15)	$(0.05)	$0.03	$0.06	$(0.03)	$(0.04)
(iii) Diluted adjusted earnings per share	$0.16	$(0.01)	$0.03	$(0.02)	$0.03	$0.06	$(0.03)	$(0.04)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different to the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and is therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Quarterly Trends and Analysis

In the 2nd quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter accordingly.

In the 3rd quarter of 2009, the Company experienced a 13% increase in production over the previous quarter. There was an increase in sales due to both an increase in sold ounces and more robust silver and gold prices during the period, with a corresponding increase in operating costs. The increase in sales was in addition to a further increase in finished goods inventory from the prior quarter.

In the 4th quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales is due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the Q4, 2009, there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4, 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

In the 1st quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance produced in Q3, 2009. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

In the 2nd quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production at that time with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010.

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company’s continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry. The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., Aztec Metals Corp. (“Aztec”) and Parallel Resources Ltd, who are related party companies by virtue of having common directors, from time to time Endeavour will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $135,000 receivable related to administration costs outstanding as of March 31, 2011 (December 31, 2010 – $133,000).

During the period ended March 31, 2011, the Company paid $49,000 (2010 - $25,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner.

The Company has $118,000 receivable from Aztec related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of March 31, 2011 (December 31, 2010 - $114,000).

Update on Use of Proceeds from Recent Financings

On December 1, 2010, the Company received net proceeds of Cdn$50.1 million from a prospectus offering of shares. Based on the December 1, 2010 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9843, this amount was equivalent to US$49.3 million. As disclosed in the Company’s short form prospectus dated November 24, 2010, US$35 million of the net proceeds from this offering were intended to be used for mine development and plant expansions at the Guanacevi and Guanajuato Mines projects, exploration projects and potential acquisitions as set out in the table below, with the balance of US$14.3 million to be used for working capital. As of March 31, 2010, the company had spent a total of $7,057,000 of the allocated net proceeds. The mine development, plant expansion and exploration programs for 2011 are well underway with completion expected by the end of 2011. There have been no expenditures on potential acquisitions at this time but they remain budgeted for 2011 or beyond.

Use of proceeds	Expected (US$)	Actual (US$)	Variance (US$)

Mine Development – Guanacevi & Guanajuato	$11,000,000	$ 4,572,000	$ 6,428,000
Plant expansion – Guanacevi & Guanajuato	7,000,000	1,352,000	5,648,000
Exploration	7,000,000	1,133,000	5,867,000
Potential acquisitions	10,000,000	-	10,000,000
Total	$35,000,000	$7,057,000	$ 27,943,000

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents remained consistent from $68.0 million at December 31, 2010 to $67.9 million at March 31, 2011. The Company had working capital of $121.5 million at March 31, 2011 (December 31, 2010 - $102.2 million). The $19.3 million increase in working capital is primarily a result of the increases in short term investments of $13.6 million, available for sale investments of $0.4 million, accounts receivable and prepaids of $5.0 million and inventory of $2.4 million, a decrease in accounts payable of $1.2 million and income tax payable of $3.3 million.

Operating activities provided $14.6 million during the first quarter of 2011 compared to providing $2.6 million during the same period in 2010. The significant non-cash adjustments to net income of $0.5 million were for the mark to market loss on derivative liability of $14.0 million, a future income tax expense provision of $1.3 million, depreciation, depletion of $4.0 million, stock-based compensation of $0.3 million, an unrealized foreign exchange gain of $1.1 million, taxes paid of $0.4 million and an increase in non-cash working capital of $4.8 million. The increase in non-cash working capital is primarily due to increased accounts receivable and prepaids and increased inventories offset by increased accounts payable and accrued liabilities and income taxes payable.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Investing activities during the year used $21.0 million as compared to $6.8 million in 2010 with investments in property, plant and equipment totalling $7.4 million compared to $5.8 million in 2010 and $13.6 million invested in short term investments compared to $1.0 million in 2010.

The Company invested a total of $7.4 million in property, plant and equipment during 2011, with all of the amount settled for cash. Approximately $3.3 million was invested at Guanacevi with $2.1 million spent on mine development, $0.3 million spent on the plant, $0.8 million on mine equipment (primarily pumps) and $0.1 million on various office equipment. Approximately $3.9 million was invested at Guanajuato with $2.5 million spent on mine development, $1.1 million on the plant expansion, $0.2 million on mine equipment, $0.1 million spent on office equipment. There was an additional $0.2 million spent on exploration vehicles and property option payments.

As at March 31, 2011, the Company held $33.6 million in short term investments and $4.0 million in available for sale investments. The short term investments consist of various government bonds with maturity dates greater than 90 days, various Canadian bank bonds, all deemed to be high grade investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $3.9.

Financing activities during the 2010 year generated $4.6 million as compared to $0.6 million during 2010. During 2011 there was $3.1 million realized from the exercise of stock options and $1.5 million realized from the exercise of share purchase warrants. During 2010, there was $0.9 million realized from the exercise of stock options and interest paid on convertible debentures of $0.3 million.

As at March 31, 2011, the Company’s issued share capital was $214.4 million representing 82,295,131 common shares compared to $205.9 million representing 80,720,420 common shares at December 31, 2010. Of the 1,574,711 common shares issued during the period, 1,092,000 were issued upon stock option exercises, 554,351 were issued on exercise of warrants, 1,000 previously issued under the Company’s stock bonus plan were cancelled, 93,750 shares previously held in escrow were cancelled and 23,110 were issued upon the exercise of stock options as share appreciation rights.

As at March 31, 2011, the Company had 3,478,000 options to purchase common shares outstanding with a weighted average exercise price of CAN $3.27 and had 6,248,673 share purchase warrants outstanding with a weighted average exercise price of CAN $2.80.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80,000, plus an estimated additional interest and penalties of $80,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. The Company commenced the appeal process in 2010.

The 2006 tax return of Refinadora Plata Guancevi SA de CV, a subsidiary of Endeavour, is currently being audited by the Mexican fiscal authorities. The Company was delayed in providing certain requested documentation and the Mexican fiscal authorities froze the subsidiary’s bank accounts. In consulting with external legal counsel, the Company appealed the actions taken by the Mexican tax authorities through the federal circuit court which ruled that the bank freeze was unconstitutional. After the ruling, the court instructed the Mexican authorities to unfreeze the bank accounts, which occurred shortly after year end.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The bank freeze did not affect the Company’s ability to carry on business, however the Company did not have access to $1.8 million during that time and the Mexican fiscal authorities’ actions impacted the timely refund of value added tax.

During the audit process the Company retained external legal counsel to ensure the delivery of the appropriate documentation to the Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no significant remaining potential tax exposure.

Capital Requirements

The Company plans to invest a total of $36.7 million on capital projects in 2011 at the Guanacevi and Guanajuato operations, with the focus on expanding the Guanajuato plant to 1,000 tpd, acquiring additional mining equipment for Guanajuato, installing a dry stack tailings facility at Guanacevi and carrying out accelerated mine development and infill drilling at both mines.

These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

At Guanacevi, a total of $21.8 million is planned for the continued expansion and upgrading of the operations. A total of $8.1 million is planned for mine development of the Santa Cruz and Porvenir Cuatro ore-bodies and continued access into the North Porvenir ore-body, $6.0 million is budgeted for a tailings filtration and dry-stack facility and other upgrades of the plant circuit, and $7.2 million is for underground mine equipment, primarily pump station expansions and a power station upgrade. The remaining balance of $0.5 million will be spent on various support infrastructure at Guanacevi.

At Guanacevi during the first quarter, $2.1 million was invested completing 1.5 km of underground development and $1.2 million was spent on various equipment for the mine, plant and offices. The construction of the tailings filtration plant is expected to commence in the second quarter, while mine development will continue throughout the year.

At Guanajuato, a total of $14.9 million is planned for the continued expansion and upgrading of the operations. A total of $6.5 million is planned to further develop the Lucero, Karina and Bolanitos veins, and $5.2 million is budgeted for the expansion of the plant from its current capacity of 600 tpd to 1000 tpd. An additional $2.6 million will be spent on underground equipment and $0.6 million for other infrastructure support at Guanajuato.

At Guanajuato during the first quarter, $2.5 million was invested completing 1.7 km of underground development and $1.1 million was spent on the plant expansion program. The new plant equipment is on-site or in-transit, the plant expansion is expected to be completed in the third quarter and $0.3 million was spent on various equipment for the mine and offices. The Company expects 2 new scoop-trams to arrive in the second quarter in order to accelerate underground development the rest of the year.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, short term investments, available for sale investments, receivables, accounts payable and accrued liabilities. Cash and cash equivalents and short term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, and promissory note are designated as other financial liabilities and recorded at amortized cost. Marketable securities and notes receivable are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and short term investments are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

The Company had issued convertible debentures which were outstanding until September 2010 and which were designated as other financial liabilities and recorded at amortized cost. The fair values of the convertible debentures were classified within Level 2 while outstanding.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, short-term investments, notes receivable and IVA receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, which cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, short term investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company’s financial instruments are subject to are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada make it subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Contractual Obligations

The Company had the following contractual obligations at March 31, 2011:

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$3,560	$3,560	$-	$-	$-
Operating Lease	1,828	274	568	590	396
Other Long-Term Liabilities	2,532	-	806	-	1,726
Total	$7,920	$3,834	$1,374	$590	$2,122

Outstanding Share Data

As of May 3, 2011, the Company had the following items issued and outstanding:

  83,068,017 common shares
  options to purchase 3,040,000 common shares with a weighted average exercise price of CAN$3.30 per share expiring between June 15, 2011 and June 14, 2017.
  5,840,517 share purchase warrants with a weighted average exercise price of CAN$2.85 per share expiring between October 7, 2011 and February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ANNUAL OUTLOOK

Financial

In 2011, Endeavour anticipates its financial performance will reflect significantly higher silver and gold prices, further increases in production, reserves and resources and a further reduction in cash costs. Cash costs should continue to trend downward as a result of economies of scale with the planned expansions, however, this benefit will be partly offset by continued increases in labour and other operating costs.

Production

Similar to 2010, the first two quarters of silver production in 2011 are scheduled to be relatively flat, as we focus on the mine development and plant expansion capital programs. Silver production is expected to start rising again in the third quarter, once the expansion at Guanajuato is completed.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The Guanacevi mines are scheduled to produce 1,000 tonnes per day (tpd) for the entire year. Guanacevi currently draws 80% of its ore production from the Porvenir Mine with the balance coming from Porvenir Dos, Porvenir Cuatro and Santa Cruz.

At Guanajuato, the Lucero vein now contributes 80% of ore production with the balance coming from Cebada and Bolanitos. The 2011 expansion of the Guanajuato plant is anticipated to increase capacity from 600 tpd to 1,000 tpd, with completion expected in Q3, 2011. The added plant capacity should be met with increased production from the Bolanitos and Lucero veins and initial production from our 2010 discoveries of the Karina and Fernanda veins.

Exploration

In 2011, Endeavour plans to push ahead on its exploration programs at several projects. The Company is presently undertaking an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program to test multiple exploration targets within three mining districts and the newly-acquired properties.

At Guanacevi, a total of 10,000 meters of diamond drilling is underway to test several newly discovered veins in the San Pedro area. At Guanajuato, drilling will continue at Karina, Fernanda and Daniela and other prospective areas, with 14,500 meters planned.

Endeavour will also commence drilling on the San Sebastian properties acquired last year in Jalisco state, Mexico. Surface sampling has identified numerous high-grade silver and gold mineralized zones at San Sebastian that will be tested in 2011. A 6,500 meter drill program is planned for 2011.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released Canadian accounting standards

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for periods ending December 31, 2011 and therefore have not been applied in preparation of the March 31, 2011 consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 9(c) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the three months ended March 31, 2011 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212,000 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at opening balance sheet date. The Company has elected to use historical cost for its assets.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Interim Statement of Financial Position Reconciliation - March 31, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – March 31, 2010.
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS

Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Available for sale investments		4,521		4,521
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Long term investments		-		-
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Future income tax liability	e)	8,103	(158)	7,945
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	25,386	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,959)	(65,612)
Total shareholders' equity		81,381	(29,724)	51,657
		$105,881	$(4,338)	$101,543

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The March 31, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		March 31,	Effect of	March 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$23,545	$-	$23,545
Available for sale investments		6,085		6,085
Accounts receivable and prepaids		10,932		10,932
Inventories	e)	7,659	(42)	7,617
Due from related parties		314		314
Total current assets		48,535	(42)	48,493
Long term deposits		1,153		1,153
Redemption call option on covertible debentures	f)	2,660	(2,660)	-
Mineral property, plant and equipment	b) e)	59,630	(1,519)	58,111
Total assets		$111,978	$(4,221)	$107,757

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,680	$-	$5,680
Current portion of promissory note		231		231
Accrued interest on convertible debentures		235		235
Income taxes payable		231		231
Total current liabilities		6,377	-	6,377

Promissory note		202		202
Provision for reclamation and rehabilitatioin	b)	1,776	253	2,029
Future income tax liability	e)	9,777	(168)	9,609
Liability portion of convertible debentures	f)	7,880	(4,044)	3,836
Convertible debenture derivative liability	f)	-	15,586	15,586
Warrant Derivative Liability	d)	-	7,513	7,513
Total liabilities		26,012	19,140	45,152

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 61,705,456	d) f)	114,811	(1,562)	113,249
Equity portion of convertible debentures	f)	1,997	(1,997)	-
Contributed surplus	a)	12,799	(5,714)	7,085
Accumulated comprehensive income	c)	1,292	(212)	1,080
Deficit		(44,933)	(13,876)	(58,809)
Total shareholders' equity		85,966	(23,361)	62,605
		$111,978	$(4,221)	$107,757

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		March 31,	Effect of	March 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$18,252		$18,252

Cost of sales:
Direct Costs	g)	9,166	(228)	8,938
Royalties	g)	-	228	228
Stock-based compensation	g)	-	55	55
Amortization and depletion	b) e) g)	3,301	(162)	3,139
		12,467	(107)	12,360

Mine operating earnings		5,785	107	5,892

Expenses:
Exploration	g)	821	85	906
General and administrative	g)	1,210	537	1,747
		2,031	622	2,653

Income from operations		3,754	(515)	3,239

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	5,607	5,607
Finance costs	f) g)	-	1,149	1,149

Other income (expense):
Mark-to-market gain on redemption call option	f)	175	(175)	-
Accretion of convertible debentures	g)	(436)	436	-
Stock-based compensation	a) g)	(651)	651	-
Foreign Exchange	e) f)	430	219	649
Investment and other income		74		74
		(408)	1,131	723

Income before income taxes		3,346	5,074	8,420

Income tax expense:
Current income tax expense		1,626		1,626
Deferred income tax expense	e)	-	72	72
		1,626	72	1,698

Net income (loss) for the period		1,720	5,002	6,722

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(100)		(100)
Unrealized foreign exchange gain/ (loss) on investments		548		548
Unrealized gain/(loss) on other investments		95		95
Reclassification adjustment for loss (gain) included in net income		-		-
		543	-	543
Comprehensive income (loss) for the period		2,263	5,002	7,265

Basic and diluted earnings per share based on net earnings		$0.03	$0.08	$0.11

Weighted average number of shares outstanding		61,156,943	61,156,943	61,156,943

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Future income tax liability	e)	14,157	(834)	13,323
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,796	58,206

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,812)	(65,465)
Deficit		7,079	(27,822)	(20,743)
Total shareholders' equity		159,013	(30,122)	128,891
		$188,423	$(1,326)	$187,097

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(27,632)	(27,632)
Finance costs	f) g)	-	(1,714)	(1,714)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(587)	5,094
		9,467	(587)	8,880

Net income (loss) for the period		7,079	(27,822)	(20,743)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,822)	(19,836)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.32)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.32)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	69,122,226

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities and as such anticipates no impact to financial reporting.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)        Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Contributed surplus	$(5,724)	$(5,658)	$(5,577)
Adjustment to deficit	$5,724	$5,658	$5,577

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Contributed surplus	$(118)	$(56)	$(52)
Adjustment to deficit	$118	$56	$52

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	December 31	March 31
	2010	2010
Stock-based compensation	$(66)	$(4)
Adjustment to comprehensive loss	$(66)	$(4)

(b)        Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability remeasurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph management has determined that an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon

	December 31	March 31	January 1
	2010	2010	2010
Property, plant and equipment	$275	$251	$278
Provision for reclamation and rehabilitation	282	253	278
Adjustment to deficit	$(7)	$(2)	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Depreciation and depletion	$7	$2
Adjustment to comprehensive loss	$7	$2

(c)        Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Accumulated comprehensive income	$(212)	$(212)	$(212)
Adjustment to deficit	$212	$212	$212

(d)        Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of December 31, 2009 and 2010 and March 31, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Warrant derivative liability	$29,348	$7,513	$7,823
Common shares	(1,594)	(4,234)	(3,719)
Adjustment to deficit	$27,754	$3,279	$4,104

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Mark to market gain (loss) on derivative liability	$(23,650)	$825
Adjustment to comprehensive loss	$(23,650)	$825

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

(e)        Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the two that are most significant to the Company being the calculation of temporary differences on non-monetary items and the initial recognition exemption (the “IRE”) on an asset acquisition.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Inventory	$(88)	$(42)	$(68)
Property, plant and equipment	(1,513)	(1,770)	(1,855)
Future income tax liability	834	(168)	(158)
Adjustment to deficit	$(767)	$(1,644)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Depreciation and depletion	$(322)	$(111)
Foreign exchange gain (loss)	89	82
Deferred income tax expense	(587)	72
Adjustment to comprehensive loss	$(998)	$(121)

(f)        Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Redemption option on convertible debentutre	$-	$(2,660)	$(2,693)
Liability portion of convertible debentures	-	(4,044)	(4,483)
Convervitble debenture derivative liability	-	15,586	21,926
Common shares	24,160	2,672	959
Equity portion of convertible debenture	-	(1,997)	(2,164)
Adjustment to deficit	$24,160	$14,877	$18,931

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Mark to market gain (loss) on derivative liability	$(3,982)	$4,782
Mark to market gain on redemption call option	(703)	(175)
Foreign exchange gain (loss)	-	137
Finance Costs	544	690
Adjustment to comprehensive loss	$(5,229)	$4,054

(g)        Presentation Adjustments

The following presentation adjustments have been identified by management to reflect management’s provisional choice to present the statement of operations on a function basis on transition to IFRS.

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Stock-based compensation	$(4,613)	$(647)
Production cost	694	55
Exploration cost	436	57
General and administrative	3,483	535
Adjustment to comprehensive loss	$-	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Three Months Ended March 31, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 3, 2011

Royalty expense
In the Company’s statement of operations prepared in accordance with Canadian GAAP the royalty expense was included in cost of sales whereas under IFRS the Company has reallocated this amount and disclosed it as a separate line item within the cost of sales caption.

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Cost of Sales	$(1,212)	$(228)
Royalty expense	1,212	228
Adjustment to comprehensive loss	$-	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company will present these amounts within Finance costs.

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	December 31	March 31
	2010	2010
Accretion of convertible debenture	$(1,088)	$(436)
General and administrative	$(39)	$(12)
Depletion and depreciation	$(43)	$(11)
Finance costs	1,170	459
Adjustment to comprehensive loss	$-	$-

Corporate and exploration depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31,
	2010	2010
Depreciation and depletion	$(176)	$(42)
General and administrative	69	14
Exploration	107	28
Adjustment to comprehensive loss	$-	$-